As filed with the Securities and Exchange Commission on December 28, 1999.
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                           -------------------------

                                 Schedule 13E-4
                          ISSUER TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                           -------------------------

                          RIVIERA HOLDINGS CORPORATION
                                (Name of Issuer)
                          RIVIERA HOLDINGS CORPORATION
                      (Name of Person(s) Filing Statement)
                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)
                                   769 627 100
                      (CUSIP Number of Class of Securities)

                              William L. Westerman
                         2901 Las Vegas Boulevard South
                             Las Vegas, Nevada 89109
                                 (702) 734-5110
            (Name, Address and Telephone Number of Person Authorized
             to Receive Notices and Communications on Behalf of the
                          Person(s) Filing Statement)

                                    Copy to:
                             Fredric J. Klink, Esq.
                             Dechert Price & Rhoads
                              30 Rockefeller Plaza
                            New York, New York 10112
                                 (212) 698-3500

                           -------------------------

                                December 28, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                           -------------------------

                            CALCULATION OF FILING FEE
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Transaction Valuation*                                    Amount of Filing Fee**
--------------------------------------------------------------------------------
     $3,750,000                                                  $750
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*    For the purpose of calculating the filing fee only, this amount is based on the purchase of 500,000 shares of Common Stock, par value $.001 per share, of Riviera Holdings Corporation at $7.50 per share.
** The amount of the filing fee equals 1/50th of one percent (1%) of the value of the securities to be acquired.


[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:    Not applicable.        Filing party:  Not applicable.
Form or Registration No.:  Not applicable.        Date Filed:    Not applicable.
================================================================================

         This Issuer Tender Offer Statement on Schedule 13E-4 (this "Schedule 13E-4") relates to the offer by Riviera Holdings Corporation, a Nevada corporation (the "Company" or the "Issuer"), to purchase up to 500,000 shares (or such lesser number of shares as are properly tendered) of its common stock, par value $.001 per share, at a price of $7.50 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 28, 1999 (the "Offer to Purchase") and in the related letter of transmittal ("Letter of Transmittal") (which, as amended, supplemented or otherwise modified from time to time, together constitute the "Offer"), and is intended to satisfy the reporting requirements of Section 13(e) of the Securities and Exchange Act of 1934, as amended. Copies of the Offer to Purchase, and the related Letter of Transmittal are filed with this Schedule 13E-4 as Exhibits (a)(1) and (a)(2) hereto, respectively.

ITEM 1.  SECURITY AND ISSUER.

         (a) The name of the issuer is Riviera Holdings Corporation, a Nevada corporation, and the address of its principal executive office is 2901 Las Vegas Boulevard South, Las Vegas, Nevada 89109.

         (b) The title of the securities which are the subject of the Offer is the Company's Common Stock, par value $.001 per share ("Common Stock"), and the Offer is for up to 500,000 shares of Common Stock (the "Shares") (or such lesser number of Shares as are properly tendered) at a price of $7.50 per Share, net to the seller in cash, without interest thereon, subject to the conditions set forth in the Offer. The Offer is being made to all holders of Shares, including officers, directors and affiliates of the Company. The Company has been advised that none of its directors or executive officers intends to tender any Shares pursuant to the Offer. The information set forth in the Offer to Purchase under "Introduction," "The Tender Offer -- Number of Shares; Proration" and "The Tender Offer -- Interests of Directors and Officers and Principal Shareholders; Transactions and Arrangements Concerning Shares" is incorporated herein by reference.

         (c)  The   information  set  forth  in  the  Offer  to  Purchase  under
"Introduction" and "The Tender Offer -- Price Range of Shares; Dividends" is incorporated herein by reference.

         (d) Not applicable. This statement is being filed by the Issuer.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a)  The   information  set  forth  in  the  Offer  to  Purchase  under
"Introduction" and "The Tender Offer -- Source and Amount of Funds" is incorporated herein by reference.

         (b)      Not applicable.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

         (a) - (d) and (f) - (g) The information set forth in the Offer to Purchase under "Introduction" and "The Tender Offer -- Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" is incorporated herein by reference.

         (e) The information set forth in the Offer to Purchase under "The Tender Offer -- Price Range of Shares; Dividends" and "The Tender Offer -- Source and Amount of Funds" is incorporated herein by reference.

         (h) - (j) The information set forth in the Offer to Purchase under "The Tender Offer -- Effects of the Offer on the Market for the Shares; Registration Under the Exchange Act" is incorporated herein by reference.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

         The information set forth in the Offer to Purchase under "The Tender Offer -- Number of Shares; Proration" and "The Tender Offer -- Interests of Directors and Officers and Principal Shareholders; Transactions and Arrangements Concerning Shares" is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

         The information set forth in the Offer to Purchase under "The Tender Offer -- Interests of Directors and Officers and Principal Shareholders; Transactions and Arrangements Concerning Shares" is incorporated herein by reference.

ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         The information set forth in the Offer to Purchase under "The Tender Offer -- Fees and Expenses" is incorporated herein by reference.

ITEM 7.  FINANCIAL INFORMATION.

         (a) The information set forth in the Offer to Purchase under "The Tender Offer -- Certain Information Concerning the Company" is incorporated herein by reference. In addition, the information set forth (i) in Item 8 of the Company's Annual Report on Form 10-K/A for the year ended December 31, 1998, filed as Exhibit (g)(1) hereto and (ii) in Item 1 of the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1999, filed as Exhibit
(g)(2) hereto, is incorporated herein by reference.

         (b) The information set forth in the Offer to Purchase under "The Tender Offer -- Certain Information Concerning the Company" is incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION.

         (a)      Not applicable.

         (b) The information set forth in the Offer to Purchase under "The Tender Offer -- Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

         (c) The information set forth in the Offer to Purchase under "The Tender Offer -- Effects of the Offer on the Market for Shares; Registration Under the Exchange Act" is incorporated herein by reference.

         (d)      Not applicable.

         (e) The information set forth in the entire Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

         (a)(1)   Form of the Offer to Purchase, dated December 28, 1999.

         (a)(2)   Form of the Letter of Transmittal.

         (a)(3)   Form of the Notice of Guaranteed Delivery.


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


         (a)(4) Form of the Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

         (a)(5) Form of the Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

         (a)(6) Form of Letter to stockholders from William L. Westerman, Chairman of the Board of Directors and Chief Executive Officer of the Company, dated December 28, 1999.

         (a)(7)   Form  of  the  Guidelines  for   Certification   of   Taxpayer
Identification Number on Substitute Form W-9.

         (a)(8)   Form of Summary Advertisement.

         (a)(9)   Press Release, dated December 28, 1999.

         (b)      Not applicable.

         (c)      Not applicable.

         (d)      Not applicable.

         (e)      Not applicable.

         (f)      Not applicable.

         (g)(1) Item 8 of the Company's Annual Report on Form 10-K/A for the fiscal year ended December 31, 1998.

         (g)(2) Item 1 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999.



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


                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 28, 1999                RIVIERA HOLDINGS CORPORATION



                                          By:/s/William L. Westerman
                                             -----------------------------------
                                             Name:   William L. Westerman
                                             Title:  Chairman of the Board of
                                                     Directors and Chief
                                                     Executive Officer

EXHIBIT INDEX

EXHIBIT
NUMBER                                     DESCRIPTION
-------                                    -----------

(a)(1)                 Form of the Offer to Purchase, dated December 28, 1999.
(a)(2)                 Form of the Letter of Transmittal.
(a)(3)                 Form of the Notice of Guaranteed Delivery.
(a)(4) Form of the Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5) Form of the Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(6) Form of Letter to stockholders from William L. Westerman, Chairman of the Board of Directors and Chief Executive Officer of the Company, dated December 28, 1999.
(a)(7) Form of the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(8)                 Form of Summary Advertisement.
(a)(9)                 Press Release, dated December 28, 1999.
(b)                    Not applicable.
(c)                    Not applicable.
(d)                    Not applicable.
(e)                    Not applicable.
(f)                    Not applicable.
(g)(1) Item 8 of the Company's Annual Report on Form 10-K/A for the fiscal year ended December 31, 1998.
(g)(2)                 Item 1 of the Company's Quarterly Report on Form
                       10-Q for the quarterly period ended September 30, 1999.